United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934

                                For the month of

                                  October 2002

                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        (Check One) Form 20-F X Form 40-F
                                             ---         ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           (Check One) Yes    No X
                                          ---   ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___ .)

                           Companhia Vale do Rio Doce

                                TABLE OF CONTENTS


                      This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
----                                                                   ------

 1.   Press Release entitled "Recognition of CVRD Excellence Standards"
            dated October 9, 2002. ........................................1
 2.   Press Release entitled "Approval of Debenture Public Trading
            Registration" dated October 14, 2002...........................2
 3.   Press Release entitled "CVRD 3Q02 Earnings Release" dated
            October 14, 2002...............................................3
 4.   Press Release entitled "Information about Debentures to CVRD
            Foreign Shareholders" dated October 14, 2002...................5


This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Companhia Vale do Rio Doce and Vale Overseas Limited, File No. 333-84696.

[CVRD LOGO OMITTED]                                                Press Release


                    Recognition of CVRD Excellence Standards

Rio de Janeiro, October 09, 2002 - Companhia Vale do Rio Doce (CVRD) informs that it received several awards, which are the recognition of the Company's commitment to its shareholders and capital markets:

o  Best in Investor Relations
Reuters Institutional Investor Survey 2002
         Best Metals and Mining Company of Latin America
         Best Company of Brazil

o  Best in Transparency
Winner of the 6th ANEFAC - FIPECAFI - SERASA - 2002 Award Best Financial
         Statements Transparency Trophy - 2001

o  Best in Corporate Governance
Institutional Investor do Brasil -2002
         The Best Metals and Mining Company in Brazil
         Brazil's Second Best Company

o  Best in Total Shareholders Return
Survey GVA(R)2002 - Fundacao Getulio Vargas / The Boston Consulting Group
         One of the three companies that systematically presented the highest total shareholder return in Brazil in 2001 and over the last five and ten years.

o  Best Metals and Mining Latin America Company
Global Finance - 2002
         Best Latin American Company in Metals & Mining

o  Best Brazilian Listed Company
ABAMEC Rio de Janeiro - 2002
         Julio Cesar Belisario Vianna Award

CVRD is very proud and stimulated to work harder and better to fulfill global capital markets requirements.


--------------------------------------------------------------------------------

                                        For further information, please contact:
   Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
                            -----------------------------------
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                                       ------------------------
                    Barbara Geluda:  barbara.geluda@cvrd.com.br +55-21-3814-4557
                                     --------------------------
                     Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
                                     --------------------------
         Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
                               --------------------------------
                     Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
                                     --------------------------

This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

[CVRD LOGO OMITTED]                                                Press Release


                Approval of Debenture Public Trading Registration


Rio de Janeiro, October 14, 2002 - Companhia Vale do Rio Doce (CVRD) announced that on October 4, 2002, CVM - Comissao de Valores Mobiliarios (the Brazilian Securities and Exchange Commission), approved the registration of CVRD non-convertible shareholders debentures (Debentures).

The Debentures were issued by CVRD at the time of its privatization in 1997, as a means of guaranteeing its pre-privatization shareholders - including the Brazilian Federal Government - rights on net revenues originated from the exploitation of mineral deposits belonging to the Company and some of its subsidiaries. The 388,559,056 Debentures are nominative and book entry registered. They were issued at a price of R$ 0,01 (one cent of a Real) per debenture, indexed according to the variation of the IGPM (General Price Index - Market), published by Fundacao Getulio Vargas. They are single series, subordinated type, and will mature upon expiration of all mineral rights covered by the Private Deed of the 6th Issuance of CVRD Shareholders Debentures (the
Deed), including if such expiration results from the depletion of the mineral deposits covered by the Deed, or of other deposits that had replaced them.

The Debentures will be entitled to a premium, which is a percentage established by the Deed, of the net revenues from accumulated sales of certain mineral assets remaining in CVRD's portfolio, and covered by the Deed.

The premium will be paid semi-annually, by using one of the following methods, as the case requires: (i) the procedures adopted by CETIP - Central de Custodia e de Liquidacao Financeira de Titulos (the Clearing House for the Custody and Financial Settlement of Securities), for Debentures registered under the SND - Sistema Nacional de Debentures (the National Debenture System), or (ii) for Debenture holders not registered under the previous system, through the financial institution in charge of registering the Debentures, Banco Bradesco S.A. (Bradesco), with offices at Cidade de Deus, City of Osasco, State of Sao Paulo (the Registrar). Bradesco will also act as Mandate Bank (the Mandate).

Starting on October 28, 2002, the Debentures may be traded in the secondary market at the SND, under the supervision of ANDIMA - Associacao Nacional das Instituicoes do Mercado Aberto (the National Association of Open Market Institutions), operated by CETIP.

The entitlement to the Debentures will be confirmed by a statement issued by the Registrar. Additionally, the entitlement to the Debentures may be confirmed by the Asset Position Report issued by SND, with a statement attached issued on behalf of the Debentures holder by the financial institution responsible for the custody of these securities when they are also deposited with the mentioned system.

After CVRD requests the registration of the Debentures issuance at SND, CETIP will register the issuance under a specific series, and will create a code to identify the said issuance. Debentures holders will use this code to request deposit at SND. The Mandate must validate such request on the same day. At this point, Debentures registered at the Registrar will have their fiduciary ownership transferred to CETIP. For a Debenture holder not participating in the SND, like an individual investor, it is required the designation of a financial institution account holder in CETIP. Such institution must request the deposit to be made to its customer-dedicated account. Trading is made electronically with dual control by both parties involved, and upon completion of the transaction, CETIP will transfer custody thereof.

Any additional information about CVRD, the Debentures trading, the mineral rights list, as well as copies of the Prospectus of Public Trading of Participating Debentures (the Prospectus), will be available for interested investors, and may be obtained by contacting either the Company, SLW - Corretora de Valores e Cambio Ltda. (the Fiduciary Agent), or CVM. An electronic version of the Prospectus will be available on CVRD website (www.cvrd.com.br, investor relations section) and on the website www.debentures.com.br, supported by ANDIMA and CETIP.

--------------------------------------------------------------------------------

                                        For further information, please contact:
           Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                                    ---------------------------
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                                       ------------------------
                    Barbara Geluda:  barbara.geluda@cvrd.com.br +55-21-3814-4557
                                     --------------------------
                     Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
                                     --------------------------
                     Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
                                     --------------------------


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

[CVRD LOGO OMITTED]                                                Press Release


                           CVRD 3Q02 Earnings Release

Rio de Janeiro, October 14, 2002 - Companhia Vale do Rio Doce (CVRD) will release 3Q02 earnings on Wednesday, November 13, 2002 after market closing. CVRD will release simultaneously quarterly consolidated financial statements in US GAAP (generally accepted accounting principles in the United States) and the Parent Company results in BR GAAP (generally accepted accounting principles in Brazil). There will be a conference call and webcast on Thursday, November 14, 12:00 p.m., Rio de Janeiro time. The instructions to participate in these events are available on the enclosed invitation and also on CVRD website, www.cvrd.com.br, investor relations.


--------------------------------------------------------------------------------

                                        For further information, please contact:
   Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
                            -----------------------------------
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                                       ------------------------
                    Barbara Geluda:  barbara.geluda@cvrd.com.br +55-21-3814-4557
                                     --------------------------
                     Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
                                     --------------------------
         Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
                               --------------------------------
                     Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
                                     --------------------------

This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                              [CVRD LOGO -- OMITTED]

                                        CVRD cordially invites you to participate in its

                                        THIRD QUARTER 2002 RESULTS
                                        CONFERENCE CALL AND
                                        WEBCAST PRESENTATION

                                        Date & Time

                                        Thursday, November 14, 2002
                                        12:00 p.m. (Rio de Janeiro Time)
                                        09:00 a.m. (New York Time)

                                        Please dial

                                        US Participants: (1-866) 812-0442
                                        International Participants: (1-703) 788-1236
                                        Brazilian Participants: (11) 4613-0503

                                        Pass code: 267

                                        A simultaneous slide presentation will also be available.
NYSE: RIOPR, RIO
Bovespa: VALE5, VALE3                   To view the 3Q02 presentation:
Latibex: XVALP, XVALO                   1. log on to www.cvrd.com.br
                                        2. click on the "Third Quarter 2002 Results" button
Stock Options:                          3. click on the "Click Here for Webcast" button
BOVESPA, CBOE
PACIFIC EXCHANGE                        Please log on prior to the event to test your browser.

www.cvrd.com.br                         Speaker from CVRD

                                        Mr. Fabio Barbosa
CVRD                                    Chief Financial Officer
Investor Relations:
Roberto Castello Branco                 A replay of the conference call will be available from
Andreia Reis                            11:00 a.m. New York Time on November 14, 2002 until
Daniela Tinoco                          midnight (12:00 a.m.) New York Time on November 22, 2002.
Barbara Geluda
Rafael Azevedo                          For the replay, please call:
Eduardo de Mello Franco                 US Participants (1-866) 812-0442 //
                                        International Participants (1-703) 788-1236
Tel: 55 (21) 3814-4540                  Brazilian Participants (11) 4613-0503//
rio@cvrd.com.br                         Pass code: 267

                                        A replay of the synchronized slide presentation and
                                        conference call will also be available in the "Investor
Thomson Financial logo                  Relations" section of our website (www.cvrd.com.br).
Curtis Smith
IR Consultant

Tel: 55 (11) 3848-0887 ext: 215
curtis.smith@thomsonir.com.br

[CVRD GRAPHIC OMITTED]                                             Press Release


            Information about Debentures to CVRD Foreign Shareholders


Rio de Janeiro, October 14, 2002 - The Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios - CVM) approved on October 04th, 2002 the registration of CVRD non-convertible shareholders debentures (Debentures) attributed compulsorily to all pre-privatization CVRD shareholders, in the proportion of its respective stakes in the Company's capital in April 1997.

According to the Central Bank of Brazil (Banco Central do Brasil - BACEN) regulations, pre-privatization foreign shareholders are not permitted to receive the Debentures or any financial benefits related to them, except if clearly approved by the qualified authorities.

At the privatization time, CVRD requested BACEN's authorization for pre-privatization foreign shareholders to be able to hold the debentures. However, this mentioned authorization was refused, as informed in our Form 20F report, filed with the Securities and Exchange Commission (SEC) and CVM.

Given the recent CVM approval for the Debentures to be publicly traded, CVRD will engage its best efforts to, along with foreign shareholders, submit a new requirement for the appreciation of qualified authorities. Therefore, unless this new requirement is approved, the Debentures will not have any value to foreign shareholders.

-------------------------------------------------------------------------------

                                        For further information, please contact:
   Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
                            -----------------------------------
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                                       ------------------------
                    Barbara Geluda:  barbara.geluda@cvrd.com.br +55-21-3814-4557
                                     --------------------------
                     Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
                                     --------------------------
         Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
                               --------------------------------
                     Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
                                     --------------------------


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               COMPANHIA VALE DO RIO DOCE
                                                         (Registrant)


Date:  October 15, 2002

                                               By: /s/ Fabio de Oliveira Barbosa
                                                   -----------------------------
                                                     Fabio de Oliveira Barbosa
                                                     Chief Financial Officer